UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           Sun-Times Media Group, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86688Q100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Shulamit Leviant, Esq.
-------------------------------------------------------------------------------
                          c/o Davidson Kempner Partners
                         65 East 55th Street, 19th Floor
                               New York, NY 10022
                                 (212) 446-4053
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              David K. Boston, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

-------------------------------------------------------------------------------
                                October 31, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86688Q100                    13D                  Page 2 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPNER PARTNERS
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                581,752
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                581,752
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            581,752
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 3 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER INSTITUTIONAL PARTNERS, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,259,909
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,259,909
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            1,259,909
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            1.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 4 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            M.H. DAVIDSON & CO.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                104,012
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                104,012
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            104,012
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 5 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER INTERNATIONAL, LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,240,925
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,240,925
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            2,240,925
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            2.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 6 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER DISTRESSED OPPORTUNITIES FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                94,990
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                94,990
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            94,990
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 7 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER DISTRESSED OPPORTUNITES INTERNATIONAL LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                250,738
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                250,738
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            250,738
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.3%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 8 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER EVENT DRIVEN EQUITIES FUND LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                230,629
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                230,629
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            230,629
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.3%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 9 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER EVENT DRIVEN EQUITIES INTERNATIONAL LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            WC
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                95,118
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                95,118
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            95,118
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 10 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            MHD MANAGEMENT CO.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                581,752
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                581,752
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            581,752
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 11 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER ADVISERS INC.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,259,909
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,259,909
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            1,259,909
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            1.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IA
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 12 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DAVIDSON KEMPER INTERNATIONAL ADVISORS, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,240,925
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,240,925
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            2,240,925
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            2.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 13 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DK GROUP LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                325,619
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               325,619
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            325,619
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 14 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DK MANAGEMENT PARTNERS LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               345,856
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                345,856
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            345,856
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 15 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            DK STILLWATER GP LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                345,856
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                345,856
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            345,856
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            0.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 16 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            THOMAS L. KEMPER, JR.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 17 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            MARVIN H. DAVIDSON
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 18 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            STEPHEN M. DOWICZ
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 19 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            SCOTT E. DAVIDSON
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 20 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            MICHAEL J. LEFFELL
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 21 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            TIMOTHY I. LEVART
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States and the United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 22 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            ROBERT J. BRIVIO, JR.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 23 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            ERIC P. EPSTEIN
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 24 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            ANTHONY A. YOSELOFF
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 25 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            AVRAM Z. FRIEDMAN
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 26 of 33 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON

            CONOR BASTABLE
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS

            AF
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,858,073
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,858,073
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            4,858,073
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 86688Q100                    13D                  Page 27 of 33 Pages


         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission on September 10, 2008 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.01 per share, of Sun-Times Media Group, Inc., a Delaware corporation (the "Issuer"), and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented by adding the following after the first paragraph thereof:

         On October 31, 2008, Davidson Kempner Capital Management LLC, on behalf of the Reporting Persons ("DKCM"), sent a letter to the Chairman of the Board of Directors of the Issuer advising the Chairman of DKCM's conclusions from its strategic review of the Issuer and the Issuer's prospects. In the letter, DKCM describes what it views as the unparalleled operating challenges facing the Issuer and the pressing need for the Issuer to arrest its rate of negative normalized free cash flow. As a result of these challenges, DKCM proposes in the letter on behalf of the Reporting Persons changes in the Issuer's leadership both at the CEO and Board level, and urges the Issuer's Board of Directors to act at its next scheduled meeting to reduce the Board's size to five members and reconstitute itself in its entirety, with the exception of Robert Poile, an existing independent director who would remain on the Board. DKCM identifies in the letter four independent director candidates with backgrounds in publishing and financial restructuring to serve on the reconstituted Board. A copy of the letter is attached hereto as EXHIBIT 99.2 and is incorporated herein by reference in its entirety.

CUSIP No. 86688Q100                    13D                  Page 28 of 33 Pages


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

1. Exhibit 99.2 - Letter from Davidson Kempner Capital Management LLC to the Chairman of the Board of Directors of Sun-Times Media Group, Inc., dated October 31, 2008.

CUSIP No. 86688Q100                    13D                  Page 29 of 33 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2008


                          DAVIDSON KEMPNER PARTNERS

                          By: MHD Management Co.,
                          its General Partner

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Managing Partner


                          DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.

                          By: Davidson Kempner Advisers Inc.,
                          its General Partner

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: President


                          M.H. DAVIDSON & CO.

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Managing Partner

CUSIP No. 86688Q100                    13D                  Page 30 of 33 Pages


                          DAVIDSON KEMPNER INTERNATIONAL, LTD.

                          By: Davidson Kempner International Advisors, L.L.C., its Investment Manager

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member


                          MHD MANAGEMENT CO.

                          By:   /s/ Thomas L. Kempner, Jr.
                                -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Managing Partner


                          DAVIDSON KEMPNER ADVISERS INC.

                          By:   /s/ Thomas L. Kempner, Jr.
                                -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: President


                          DAVIDSON KEMPNER INTERNATIONAL ADVISORS, L.L.C.

                          By:   /s/ Thomas L. Kempner, Jr.
                                -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member

CUSIP No. 86688Q100                    13D                  Page 31 of 33 Pages


                          DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES FUND LP

                          By: DK Group LLC,
                          its General Partner

                          By:    /s/ Thomas L. Kempner, Jr.
                                 -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member


                          DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES
                          INTERNATIONAL LTD.

                          By: DK Management Partners LP,
                          its Investment Manager

                          By: DK Stillwater GP LLC,
                          its General Partner

                          By:    /s/ Thomas L. Kempner, Jr.
                                 -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member


                          DAVIDSON KEMPNER EVENT DRIVEN EQUITIES FUND LP

                          By: DK Group LLC,
                          its General Partner

                          By:    /s/ Thomas L. Kempner, Jr.
                                 -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member

CUSIP No. 86688Q100                    13D                  Page 32 of 33 Pages



                          DAVIDSON KEMPNER EVENT DRIVEN EQUITIES
                          INTERNATIONAL LTD.

                          By: DK Management Partners LP,
                          its Investment Manager

                          By: DK Stillwater GP LLC,
                          its General Partner

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member


                          DK GROUP LLC

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member


                          DK MANAGEMENT PARTNERS LP

                          By: DK Stillwater GP LLC,
                          its General Partner

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member


                          DK STILLWATER GP LLC

                          By:  /s/ Thomas L. Kempner, Jr.
                               -------------------------------------------
                          Name:  Thomas L. Kempner, Jr.
                          Title: Executive Managing Member


                          /s/ Thomas L. Kempner, Jr.
                          -------------------------------------------
                          Thomas L. Kempner, Jr.


                          /s/ Marvin H. Davidson
                          -------------------------------------------
                          Marvin H. Davidson

CUSIP No. 86688Q100                    13D                  Page 33 of 33 Pages

                          /s/ Stephen M. Dowicz
                          --------------------------------
                          Stephen M. Dowicz

                          /s/ Scott E. Davidson
                          --------------------------------
                          Scott E. Davidson

                          /s/ Michael J. Leffell
                          --------------------------------
                          Michael J. Leffell

                          /s/ Timothy I. Levart
                          --------------------------------
                          Timothy I. Levart

                          /s/ Robert J. Brivio, Jr.
                          --------------------------------
                          Robert J. Brivio, Jr.

                          /s/ Eric P. Epstein
                          --------------------------------
                          Eric P. Epstein

                          /s/ Anthony A. Yoseloff
                          --------------------------------
                          Anthony A. Yoseloff

                          /s/ Avram Z. Friedman
                          --------------------------------
                          Avram Z. Friedman

                          /s/ Conor Bastable
                          --------------------------------
                          Conor Bastable

                                                                  EXHIBIT 99.2


                       LETTER TO THE CHAIRMAN OF THE BOARD


                                                October 31, 2008

The Honorable Raymond G.H. Seitz
Chairman of the Board
Sun-Times Media Group Inc.
350 North Orleans
10-S
Chicago, IL 60654
Dear Ambassador Seitz:

     I hope this letter finds you well. As you may know, our firm is a sizeable shareholder of Sun-Times Media Group ("Sun-Times" or the "Company"). Our affiliated entities hold in aggregate 4,858,073 Sun-Times shares or 5.9% of common stock outstanding as disclosed in our 13D filing with the SEC dated September 10, 2008. Additionally, as described in our Schedule 13D, certain of these affiliated funds own substantial amounts of Hollinger Inc. notes that are secured by a pledge over 16.5 million of the Company's shares (though we disclaim any beneficial ownership of these shares).

     We have been reviewing Sun-Times' operating and strategic profile to enhance our understanding of the Company's prospects. We have studied the Company's published financial results and performed various cash flow analyses. We have met with senior management in Chicago to gauge the quality of the team and the robustness of their forecasts. We have spoken with industry consultants to update our views on the opportunities and threats facing the publishing industry. We also have had discussions with other large shareholders to understand their views regarding the Company and its future.

     Our due diligence leads us to the view shared by many others that Sun-Times, along with other major newspaper publishers in the United States, will face unparalleled operating challenges in the coming years. These include weakening consumer demand in the face of economic recession, rising input costs of ink and newsprint, a slowdown in advertising, and a long term secular trend away from print towards online readership. These challenges already have resulted in negative normalized free cash flow for Sun-Times of roughly $20 million per quarter on average since 2006. The Company must address the very difficult task of arresting the cash burn rate before it exhausts the remaining liquidity on the balance sheet. The stock market has registered its concerns, with SUTM shares now trading at a few cents. In order for Sun-Times to have a sound future, dramatic steps must be taken immediately. The window of opportunity to accomplish this turnaround is narrow at best.

     It is for these reasons that we strongly believe it is in Sun-Times' best interests to act now to change the Company's leadership, both at the CEO and Board level. The difficult operating environment dictates that the Company needs to be guided by highly qualified individuals deeply grounded in the publishing space as well as the rigors of financial restructuring. The new leadership will be tasked with the critical mission to streamline the Company's cost structure, mediate liabilities, and position Sun-Times to move forward over the long term as a financially healthy and operationally vibrant media enterprise. Time is of the essence. A speedy transition to a new Board of Directors is required to preserve the Sun-Times franchise for its employees, its shareholders, and the communities it serves on a daily basis.

     We therefore believe now is the time for the Board of Directors to reconstitute itself in its entirety. The sole exception would be Robert Poile from Polar Securities. Mr. Poile is a large Sun-Times shareholder who possesses years of direct operating experience. He already has made a significant contribution during his short tenure on the Board, and we would like to see him continue as a Board member. To maximize working efficiency, we think it best to reduce the size of the Board to five directors from its present total of seven. In addition to Mr. Poile, we submit four new director candidates who we have researched thoroughly and are confident will make outstanding contributions to the future of Sun-Times. Each of these candidates is independent of both Sun-Times and Davidson Kempner. The four new Directors we are proposing are:

     Jeremy L. Halbreich   Mr. Halbreich is the former President and General
     Manager of The Dallas Morning News, where he spent 24 years working in marketing and general management positions. In 1998 he founded American Consolidated Media (ACM), which today operates over 100 community newspapers across the country. Mr. Halbreich sold ACM in 2007 to an Australian media group. He is a graduate of Harvard College and the Harvard Business School's Advanced Management Program.

     Robert A. Schmitz Mr. Schmitz is a partner at Quest Turnaround Advisors and a well-regarded restructuring expert. He has led turnarounds at PTV Inc., Cablecom, and the Spectran Corporation. As a former Managing Director of Trust Company of the West (TCW), he was responsible for all media related investments, including a number of community newspaper groups. Mr. Schmitz is a former partner at McKinsey & Co., the management consulting firm, where he advised Dow Jones on its reorganization of the Wall Street Journal and later joined the Dow Jones Management Committee to oversee various publishing divisions. Mr. Schmitz is a graduate of the University of Michigan and the Sloan School of Management at MIT.

     Lee Hillman   Mr. Hillman, a Chicago native, has led a number of well-known operational turnarounds. He served as the CFO of Bally Entertainment and later the Chairman and CEO of Bally Total Fitness, the casino and fitness conglomerate where he led the restructuring that resulted in a public listing of Bally's shares on the New York Stock Exchange. He is a former audit partner at Ernst & Young and has held director positions at RCN Corporation, Wyndham International, Healthsouth, and the Adelphia Recovery Trust. Mr. Hillman is a graduate of the Wharton School of Finance at the University of Pennsylvania and the Graduate School of Business at the University of Chicago. He is a Certified Public Accountant.

     Michael E. Katzenstein   Mr. Katzenstein is founder and principal of CXO,
     L.L.C., a leading restructuring and turnaround management firm. Mr. Katzenstein has served as Chief Restructuring Officer and in other senior management roles in a number of recent turnarounds including the predecessor to One Communications Corp., Pacific Crossing Limited, Pac-West Telecomm, and VarTec Telecom and advises many companies and investor groups in the media, technology and telecommunications industries, among others. He currently serves as Chairman of the Board at RCN Corporation. He was formerly a law partner at the New York predecessor to Cooley Godward Kronish in New York. Mr. Katzenstein is a graduate of the State University of New York at Binghamton, and the Boston University School of Law.

     We are not proposing to alter the senior management team beyond the aforementioned replacement of the Chief Executive. We view the team as cohesive and well-focused on the task at hand. If the reconstituted Board determines that a new Chief Executive is required, it would weigh how best to fill that role.

     We believe that the transition in leadership should be as quick and seamless as possible so as to minimize any disruption to the employees. In this regard, we are hopeful that such a changeover of the Board will occur at its next scheduled meeting on November 17, 2008. We have not coordinated our recommendations with other shareholders but expect, based on past discussions with them, that such a transition would garner their full support.

     Every business experiences natural inflection points in its corporate trajectory. We believe that now represents a very critical opportunity for Sun-Times. The current Board has helped navigate Sun-Times through the legal morass of the last five years, but it is imperative given the market environment that the Directors now grasp the urgent need for extraordinary measures to stabilize the Company's operations, as well as the need for the requisite expertise to lead these initiatives. The immediate reconstitution of a new Board comprised of deep publishing and restructuring talent is the best way to achieve that result and enable the Company to deliver a quality newspaper product for years to come. By acting favorably with respect to our recommendation, the current Board will act to preserve the Sun-Times franchise and safeguard a venerable institution of journalism for all stakeholders, millions of them, in the greater Chicago region.

     We appreciate your urgent attention to this matter. Should you or any of the other Directors wish to speak with us, I am available at all times to you.


                                        Sincerely,


                                        /s/ Jame Donath
                                        -------------------------
                                        Jame Donath
                                        Managing Director